June 4, 2015

Mr. Kevin Woody
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC 20549

RE: Gaming and Leisure Properties, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-36124

Dear Mr. Woody:

This letter is in response to your comments furnished to Gaming and Leisure Properties, Inc. (the "Company") in your letter, dated May 27, 2015 to William J. Clifford, our Chief Financial Officer, regarding the filing noted above. We have presented your original comments in italicized, bold type followed by our response to each comment below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

Capital Expenditures, page 47

1. Please tell us the amounts of interest you have incurred and capitalized for the periods presented, and to the extent material, disclose these amounts in future filings.

Gaming and Leisure Properties Response:

During the years ended December 31, 2014 and 2013, the Company did not capitalize interest related to its construction projects. Prior to the Company's Spin-Off from Penn National Gaming, Inc. ("Penn") on November 1, 2013, construction for two Ohio racinos commenced, and the Company's portion of the pre-Spin construction costs for these two joint development properties was transferred to the Company as construction in progress at Spin Date. During fiscal year 2014, construction was completed on the two properties, of which the Company was responsible for funding only the real estate construction costs. The aggregate amount capitalized by the Company for both projects totaled $134.3 million and $7.4 million, respectively during 2014 and 2013, excluding amounts transferred to the Company at Spin Date. Due to the brief construction period for both projects and the immaterial amount of interest that would have been capitalized to both the development projects as compared to our results of operations for the period, we did not capitalize any interest to the projects.

If we had capitalized interest related to the two joint development projects, total interest costs capitalized to the projects would have been approximately $1.7 million and $0.2 million in the years ended December 31, 2014 and 2013, respectively. As we estimated this amount to be immaterial based upon the construction budgets and our results of operations for the period, we elected to waive interest capitalization related to these two construction projects.

The Company currently does not have any additional development projects in its pipeline. During future construction/development projects, we will appropriately capitalize material interest related to construction and disclose these amounts in our filings.

2. In future filings, please clearly describe your capitalization policy as it relates to construction/development costs including, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Additionally, please disclose payroll expenditures capitalized for all presented with a narrative discussion of significant fluctuations.

Gaming and Leisure Properties Response:

As disclosed in footnote 4, to our Consolidated Financial Statements, Summary of Significant Accounting Policies, construction and development costs are capitalized at the onset of construction until a facility is substantially complete and available for occupancy. The Company does not currently capitalize any payroll or salary expenditures to the project cost as none of the Company's employees are involved in the direct or indirect management of construction projects. All construction management services are outsourced to third parties. Third party services related to the construction project such as contractor, architect, surveyor and legal fees are capitalized to the project. The Company capitalizes real estate taxes related to construction projects until the facility is substantially complete and available for occupancy. After the capitalization period ends, real estate taxes are recorded through the general and administrative expense line item on the Company's Consolidated Statements of Income. The Company also does not capitalize any general and administrative expenses to construction projects.

We will expand the disclosure of our capitalization policy in our MD&A in future filings as follows. New language has been underlined in the sample disclosure below.

MD&A

Capital Expenditures

Capital expenditures are accounted for as either capital project or capital maintenance (replacement) expenditures. Capital project expenditures are for fixed asset additions that expand an existing facility or create a new facility. The cost of properties developed by the Company include costs of construction, property taxes, interest and other miscellaneous costs incurred during the development period until the project is substantially complete and available for occupancy. Capital maintenance expenditures are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, worn out or no longer cost effective to repair.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filing; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the Company's filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to speak with you.

Sincerely,

/s/ Desiree A. Burke
Senior Vice President and Chief Accounting Officer

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